

May 18, 2012

Via E-mail
Hong Bu
Chief Financial Officer, Director
and Principal Financial and Accounting Officer
China Kangtai Cactus Bio-tech, Inc.
99 Taibei Road
Limin Economic and Technological Development Zone
Harbin, Heilongjiang Province, People's Republic of China 150025

> **Re: China Kangtai Cactus Bio-tech, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011 and Amended April 15, 2011**
> **Form 10-Q for the Quarterly Period Ended June 30, 2011**
> **Filed August 15, 2011**
> **File No. 000-33097**

Dear Ms. Bu:

We have reviewed your May 10, 2012 response to our April 12, 2012 letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filings.

Form 10-K/A (Amendment No. 1)

Notes to Consolidated Financial Statements
Note 2 – Summary of Significant Accounting Policies
Revenue Recognition, page F-8

1. Please refer to your response to our comment one. Please address the following:
    - You state "we believe it is appropriate for us to continue to recognize revenue from the point of time of <u>delivery</u> of our products to distributors". You also state "we believe that risk of inventory loss passes to our distributors upon shipment and the Company records the sales when inventory has <u>shipped</u> out." Please reconcile these statements.

- In the March 23, 2012 conference call, you indicated that the payment is not due until the distributor has resold the product to the customer. In the April 6, 2012 letter, you acknowledge the following: "While the Company may allow its distributor extra days to make payments to the Company that may coincide with how the distributor is remitting to the Company, the Company in its communication to its individual distributors has not formally separately advised each distributor that they have no obligation to pay the Company until the product is resold to the distributor's customers." Factor 1(b) of Question Two in SAB Topic 13A2 indicates that even if title to the product has passed to the buyer, revenue recognition is precluded at that point if the buyer's obligation to pay is implicitly excused until the buyer resells the product, which appears to be the case based on your representations regarding the payments not due until sell-through.
- You state "Upon reflection by the Company, the Company has a lack of visibility into or an inability to determine or observe the levels of inventory in the distribution channel." In your September 30, 2011 Form 10-Q you indicate that you determine your accounts receivable reserve for allowances, returns and doubtful accounts based on "at least the amount of accounts receivable at the balance sheet date projected to be uncollected at the end of the Company's next fiscal quarter multiplied by our gross profit percentage," and that such policy essentially defers "income at the balance sheet date related to excess product that may have been shipped by the Company to and still held by its distributors." Please tell us why you believe the amount you have recorded to reserve for excess product sales is appropriate given a lack of visibility into or an inability to determine or observe the levels of inventory in the distribution channel.

2. Please refer to your response to our comment two. Please address the following:
    - You state "Based on the foregoing, title passes on delivery to the carrier, or the customer if the product is picked up by them at the Company's facilities by the customer." Please provide us an analysis that supports your conclusion for the point in time in which title legally transfers as "the foregoing" does not support that assertion.
    - Clarify for us what is meant by your statement "For the most part, inventory is shipped by truck". For transactions where shipment is made by other means, please elaborate on the other means in which delivery is made to your customers or distributors.
    - You state "The Company's distribution agreements provide for the Company to pay rail insurance for the benefit of the buyer". Please clarify what modes of transportation the rail insurance covers. Also, you state, in response to comment one, "the customer pays the delivery costs and typically hires delivery trucks." Please tell us whether these costs include insurance and clarify what is meant by "typically"
    - In light of the Company's obligation to pay for the rail insurance which would appear to obligate the company to securely deliver goods to the customer, and since the "distribution agreements provide for inspection by the buyer of the quality of the product upon delivery and resolution of any defects in quality with the Company,"

Hong Bu
China Kangtai Cactus Bio-tech, Inc.
May 18, 2012
Page 3

> please tell us why it is appropriate to recognize revenue at the point of shipment, rather than when delivered to and accepted by the customer.

3. Please refer to your response to our comment three.
    - With respect to your accounts receivable that were outstanding for 61 days or more of $9.2 million as of December 31, 2011, please provide us an aging of those amounts not collected as of March 31, 2012.
    - With respect to sales that you recorded during the fourth quarter of 2011, please tell us the dollar amount of sales to customers who at the time of sale had outstanding accounts receivables with extended payment terms. Please tell us why you concluded that collectibility was reasonably assured for those sales.

You may contact Tabatha Akins, Staff Accountant, (202) 551-3658 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant